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UBS MUNICIPAL MONEY MARKET SERIES
C/O UBS GLOBAL ASSET MANAGEMENT INC.
51 WEST 52ND ST.
NEW YORK, NY 10019




September 13, 2005


VIA EDGAR
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, DC 20549

Re:   Request for Withdrawal
      UBS Municipal Money Market Series (the "Trust")
      File Nos.:  33-36766, 811-06173
      CIK No.:    0000868055

Ladies and Gentlemen:

On August 30, 2005, solely as a result of technical problems at the Trust's printing agent, a 485BPOS filing for the Trust was unintentionally filed as a confirming copy rather than as an official filing (the "Filing") (Accession
No.: 0001047469-05-022251). The printing agent was unable to re-file the 485BPOS correctly until later in the evening. At 7:20 p.m. on August 30, 2005, a 485BPOS was properly filed for the Trust, becoming effective on the following day (Accession No.: 0001047469-05-022269).

Pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission consent to the withdrawal of the Filing with respect to the Trust. We respectfully submit that, in light of the circumstances described above, a withdrawal of the Filing is consistent with the public interest and the protection of investors. No securities were sold in connection with the Filing.

We apologize for any confusion this may have caused. Please direct any comments or questions regarding this withdrawal request to Elise M. Dolan of Dechert LLP at 212.698.3806 or to the undersigned at 212.882.5576.


Very truly yours,



/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary